Contact

www.linkedin.com/in/zakopailov
(LinkedIn)

Top Skills

Engineering Management
Apple Developer
Application Programming Interfaces
(API)

Languages

English (Professional Working)
Russian (Native or Bilingual)

Max Zakopailov

Engineering Leader | 13 Years Building Scalable Teams | Hands-On | Startup Growth
Orlando, Florida, United States

Summary

My career is driven by a commitment to building and scaling high-performing engineering teams that deliver innovative, user-centric solutions.
My journey began with hands-on software development, building a deep understanding of the intricacies of mobile and web technologies. This technical foundation has been crucial in my leadership roles, enabling me to guide teams with both expertise and strategic vision.
I am dedicated to strategic team development by building and mentoring high-performing teams, fostering a culture of collaboration and innovation, and ensuring a high pace of execution.
Crucially, I maintain the ability to dive into code when necessary, ensuring I remain technically grounded and can provide direct support to my teams.
I thrive in collaborative environments, building strong relationships with cross-functional teams to achieve shared goals.
I am eager to connect with fellow professionals, innovators, and leaders in the tech industry. Feel free to reach out to discuss potential collaborations, opportunities, or to share insights.

Experience

worldcare.ai
Head of Platform / Chief Architect & Head of Engineering
June 2025 - Present (3 months)
Orlando, Florida, United States

uniQore
Founder
February 2020 - Present (5 years 7 months)
Orlando, Florida, United States

• Founded and scaled an independent mobile game studio, overseeing operations, hiring, game production, and publisher relations.

• Built and led a 10-person cross-functional team (engineering, publishing, QA, biz dev); established transparent workflows and performance processes.
• Released multiple titles including Colonize: Transport Tycoon (1M+ users), Merge Madness, and Spell Master, owning a full product lifecycle.
• Leveraged AI-assisted pipelines to generate early concept art and environments, speeding up creative iteration and reducing art workload.
• Secured a major publishing agreement with 10K Riders ($500K production budget), and negotiated multiple funding-backed partnerships with publishers.

Liloshop.io
Founding VP of Engineering
August 2022 - May 2025 (2 years 10 months)
New York, United States

• Built and scaled the platform from the ground up: designed microservice architecture with vendor-specific adapters and AI-driven catalog normalization (TypeScript, Node.js, Next.js, PostgreSQL, Redis, AWS, Python).
• Solving a key procurement challenge.
• Spearheaded a strategic product pivot, transforming the company into an AI-powered B2B procurement system for hotel supplies, while maintaining team momentum and release cadence.
• Recruited and led engineering team; drove hiring, mentoring, and engineering culture while remaining hands-on.

Agro.Club
Chief Technology Officer
October 2019 - February 2020 (5 months)
Voronezh Region, Russian Federation

• Hired, managed, developed and trained staff. Regular personal interviews with all engineers.
• Implemented a new Lean Startup methodology in the company (Eric Rice)
• I took the first version of the MVP from an outsourcing company and built the entire pipeline to develop new features.
• I wrote a new version of the iOS application with my own hands.

Manufactura IT Production & Graphic Design
Chief Technology Officer
November 2015 - October 2019 (4 years)
Voronezh, Russia

• Acted as lead architect and engineering manager for the IconPeak ad-tech platform, which was later acquired by OlaMobile for $10M (TechCrunch).

• Built and scaled the mobile division from 3 to 20 developers in 6 months; later led the entire engineering team (Web & Mobile), responsible for 70% of company revenue.
• Contributed hands-on to both backend (Node.js) and iOS development, delivering 15+ full-cycle projects including TalentHero, Veggie-Go, Timenotes (App Store), and EasyBank (App Store).
• Organized and judged a company-wide hackathon with $5K+ prize pool; represented the company at Junction Hackathon (Finland), reaching the semi-finals with Sizer.
• Designed and implemented hiring pipelines, mentorship processes, and internal engineering standards.

Moslight
Chief Technology Officer
March 2012 - November 2015 (3 years 9 months)
Voronezh, Russia

• Led the development of "Nomera" — an app for car owners — from scratch in just 2 months; achieved 1M+ organic users in the first month through viral growth.
• Architected and implemented a distributed content delivery system and custom load balancer to handle sudden traffic spikes, ensuring app stability and performance at scale.
• Used Objective-C (iOS), Java (Android), and Node.js (backend) to deliver high-performance, cross-platform infrastructure.
• Conceptualized, designed, and shipped BallerApp — a niche social network for basketball players (ballerapp.net).
Built and managed a team of 7 engineers, overseeing hiring, mentoring, and delivery processes.

iD East
Director of the Development Department of the city of Voronezh
February 2012 - August 2013 (1 year 7 months)
Voronezh, Russia

• Participated in the development of the first iOS app for the largest bank in Russia, collaborating closely with high-security enterprise stakeholders.
• Launched a new regional development branch in Voronezh from the ground up: led budgeting, hiring, and operational setup; built a team of 6 engineers from local universities.
• Delivered 7+ mobile projects for top-tier clients in banking, oil & gas, and telecom, acting as both developer and team lead.

Education

Воронежский Государственный Университет / Voronezh State University
Bachelor of Information Systems, Computer Science · (2007 - 2011)

Voronezh Electromechanical College of Railway Transport
Specialist, Information Technology · (2003 - 2007)